
om
LIMITED

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com


03029464

Tuesday August 12, 2

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America


SEC MAIL
PROCESSING
RECEIVED
AUG 2 0 2003
WASH. D.C.
181
SECTION

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	17 July, 2003	Company Announcement: Notification of national television program featuring OMI Ltd Managing Director
2	18 July, 2003	Company Announcement: Appendix 3Y- Change in Directors Interest Notice
3	24 July, 2003	Company Announcement: - Appointment of Director
4	30 July, 2003	Company Announcement:- Appendix 4C- Quarterly Cash Flow

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Office Manager.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871



omi
LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3209 4765

17 July 2003

ASX Company Announcements Office

Notification of national television program featuring OMI Ltd Managing Director.

The founder and Managing Director of Occupational & Medical Innovations Ltd (OMI) will be profiled on the ABC's *Australian Story* program on Monday, 21 July 2003 (at 8pm).

The program titled *Eye of the Needle* will focus on Mr Kiehne's personal story that led to the invention of the retractable syringe and the subsequent evolution of OMI.

Australian Story is televised nationally.

Bruce Kiehne
Managing Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Occupational & Medical Innovations Limited
ABN	11 091 192 871

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael James Hayne
Date of last notice	29/10/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or Indirect Interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16/ 7/03
No. of securities held prior to change	78,000
Class	Ordinary
Number acquired	3,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8,644.05
No. of securities held after change	81,000

+ See chapter 19 for defined terms.

Appendix 3Y
Change of Director's Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Occupational & Medical Innovations Limited

A.B.N. 11 091 192 871


omi
LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3209 4765

24 JULY 2003

The Company advises the appointment of Lawrence (Lawrie) Litzow to the Board.

Lawrie brings a broad range of skills and experience to the Board. He has many years experience in public and corporate fields ranging from being a member of the Small Business Council advising the federal Minister for Small Business of the day, to public company directorships in diverse industries. He is a chartered accountant by profession, but has spent the last 14 years in the corporate arena.

The Company looks forward to working with Lawrie as part of its change from start up company to an emerging commercial enterprise.

Bruce Kiehne
Managing Director

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments



Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Occupational & Medical Innovations Limited

ABN

11 091 192 871

Quarter ended ("current quarter")

June 2003

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (....12...months) $A'000
1.1	Receipts from customers	2	671
1.2	Payments for (a) staff costs	(177)	(610)
	(b) advertising and marketing	-	(40)
	(c) research and development	(92)	(334)
	(d) leased assets	-	-
	(e) other working capital	(276)	(930)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	15	69
1.5	Interest and other costs of finance paid	(1)	(10)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	38	85
	Net operating cash flows	(491)	(1 099)

		Current quarter $A'000	Year to date (...12...months) $A'000
1.8	Net operating cash flows (carried forward)	**(491)**	**(1 099)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(48)	(279)
	(e) other non-current assets		(1)
1.10	Proceeds from disposal of: (a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(48)	(280)
1.14	**Total operating and investing cash flows**	(539)	(1 379)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	3 110	3 110
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(5)	(154)
1.19	Dividends paid	-	-
1.20	Other (Share Issue Costs)	(93)	(93)
	Net financing cash flows	3 012	2 863
	Net increase (decrease) in cash held	2 473	1 484
1.21	Cash at beginning of quarter/year to date	1 280	2 269
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	3 753	3 753

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	153
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

N/A


SEC MAIL PROCESSING
RECEIVED
AUG 2 0 2003
WASH. D.C.
181
SECTION

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	42	42
3.2	Credit standby arrangements	-	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	176	218
4.2	Deposits at call	3 577	1 062
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	3 753	1 280

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.



Sign here: .... Date: .....30/ 7/ 2003......................
David Jenkins (Director)

Print name: David Jenkins

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

    - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
    - 9.2 - itemised disclosure relating to acquisitions
    - 9.4 - itemised disclosure relating to disposals
    - 12.1(a) - policy for classification of cash items
    - 12.3 - disclosure of restrictions on use of cash
    - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.